Exhibit 99.1

Alarum Technologies Reports Fourth Quarter and Full Year 2025 Results

Revenues for fourth quarter and full year 2025 of $11.8 million and $40.7 million, up 60% and 28% respectively, year-over-year; the strong growth driven by accelerating AI demand

Investing strongly in enhancing capabilities, while remaining profitable with FY 2025 net profit of $1.0 million and adjusted EBITDA of $4.4 million

TEL AVIV, Israel, March 19, 2026 (GLOBE NEWSWIRE) -- Alarum Technologies Ltd. (Nasdaq: ALAR, TASE: ALAR) (“Alarum” or the “Company”), a global provider of web data collection solutions, today announced its financial results for the fourth quarter and full year ended December 31, 2025.

Financial Highlights of Full Year 2025

●	2025 revenues of $40.7 million, up 28% year-over-year compared to $31.8 million in 2024.

●	Gross margin of 58.5% compared with 75.1% in 2024, reflecting strategic investments in infrastructure expansion, enterprise customer support capabilities, and product development.

●	Operating expenses of $23.6 million, compared with $17.2 million in 2024.

●	Net profit of $1.0 million compared with $5.8 million in 2024.

●	Adjusted EBITDA of $4.4 million compared with $9.4 million in 2024.

Financial Highlights of Fourth Quarter of 2025

●	Fourth quarter of 2025 revenues of $11.8 million, up 60% year-over-year.

●	Gross margin of 53.8%, compared with 72.4% in the fourth quarter of 2024.

●	Net profit of $0.2 million compared with $0.4 million in the fourth quarter of 2024.

●	Adjusted EBITDA of $1.0 million, compared with $1.5 million in the fourth quarter of 2024.

●	Revenue growth in the quarter was driven primarily by expanding workloads from large-scale artificial intelligence (“AI”) customers and broader adoption of the Company’s data infrastructure products.

Management Commentary

“2025 marked a transformational year for Alarum, as the Company rapidly scaled its organization, infrastructure and product platform to support the significant growth of the global AI ecosystem,” said Shachar Daniel, Chief Executive Officer of Alarum. “Over the course of the year, Alarum experienced several important structural transformations as the global AI ecosystem rapidly expanded. These included a significant increase in data workloads across our infrastructure, a shift toward enterprise-scale customer engagements, and the continued evolution of our platform from a proxy-focused offering into a broader data infrastructure solution serving the AI ecosystem.”

Continued Mr. Daniel, “At the same time, the broader market experienced a major shift as AI development accelerated globally. As a result, the Company increasingly became part of the rapidly expanding AI data infrastructure ecosystem, providing the critical capabilities required for collecting large volumes of public web data used to train and continuously improve AI models. During 2025, we effectively transitioned from a proxy-focused company into a broader data infrastructure platform serving the global AI ecosystem.”

“One of the most notable developments during the year was the dramatic increase in data workloads across our platform, which expanded multiple times during 2025 as AI developers significantly increased their demand for large-scale public web data.”

“As the scale of our customers’ AI workloads increased, we also experienced a shift in our customer engagement model, moving from primarily self-service online relationships toward deeper enterprise engagements that include dedicated support, performance monitoring, documentation and long-term infrastructure partnerships.”

“In parallel, we continued expanding beyond our historical proxy offering into a broader portfolio of data infrastructure solutions, including Website Unblocker, search engine results page (“SERP”) solutions and large-scale datasets, which together represent a growing portion of our platform.”

“Because many AI developers are still in the experimentation phase of model development, demand patterns can fluctuate in the near term as companies iterate on architectures and periodically refresh very large datasets. However, we believe the rapid global expansion of AI is fundamentally increasing the demand for large-scale public web data, positioning our platform at the center of this structural industry shift.

“At this stage of the market’s development, we view the Company as being in a platform-building phase, focused on expanding infrastructure, product capabilities and enterprise relationships in order to strengthen our long-term positioning within the AI data infrastructure market.”

Chen Katz, Chairman of Alarum’s board of directors, added: “2025 marked another milestone year for Alarum, reflecting our strong execution and consistent year-over-year growth as we continue building a platform for sustainable long-term expansion. Over the past five years, revenues have grown by more than 700%, representing a compound annual growth rate of over 50%. At the same time, shareholders’ equity has increased by approximately 143% over the past two years, reflecting the value created for our shareholders as we scale the Company and strengthen its financial position. During 2025, we invested significantly in infrastructure, technology and talent, while also expanding support capabilities and strengthening relationships with leading and strategic players across the rapidly evolving AI ecosystem. Importantly, these investments were made while deliberately maintaining profitability as part of our disciplined long-term strategy.”

Selected Fourth Quarter 2025 Operating Trends

●	Significant increase in average revenue per customer: Driven primarily by expansion of AI workloads among existing customers.

●	Continued growth in demand for large-scale public web data used for AI model training and dataset refresh cycles.

●	Increasing complexity in web data collection as websites deploy more sophisticated protections, raising barriers to entry and favoring companies with advanced infrastructure capabilities.

●	Continued growth in adoption of newer products including Website Unblocker, SERP solutions and large-scale datasets.

●	Significant shift in market verticals – the Company continues to experience a notable shift in customer segments, with very strong growth in the AI vertical, offsetting a decline in legacy markets. As a result, the Net Retention Rate (“NRR”) was 0.83, while overall revenues continue to grow strongly on a year-over-year basis.

Selected 2025 Business Highlights

●	Organizational Growth and Scaling: During 2025, Alarum experienced significant internal growth, investing and expanding its operating footprint which can handle the significant increase in its revenue. The Company also strengthened its organizational structure with expanded research and development teams, product development capabilities, customer success operations and account management functions in order to support rapidly increasing enterprise workloads.

●	Expansion of AI Data Infrastructure Capabilities: The Company continued investing heavily in expanding its infrastructure and technological capabilities to support rapidly increasing AI-related workload and the growing complexity of large-scale web data collection.

●	Evolution Toward Enterprise Customer Relationships: As AI developers scale their operations, many require enterprise-grade data infrastructure. During 2025, the Company increasingly transitioned from primarily self-service online customers toward deeper enterprise relationships requiring higher service levels, dedicated support and long-term infrastructure collaboration.

●	Product Platform Expansion: Alarum continued evolving from a proxy-focused provider into a broader multi-product AI data infrastructure platform, offering solutions including Website Unblocker, SERP solutions, datasets and advanced web data collection technologies.

Financial Outlook

“In the first quarter of 2026, we expect revenues of approximately $11.0 million (±7%), up 54% year-over-year, and Adjusted EBITDA of approximately $1.4 million (±$0.5 million),” said Shai Avnit, Chief Financial Officer of Alarum. “As the number of customers continues to grow and become more diversified, and the generations of models move into more structured production and fine-tuning cycles, we expect revenue growth patterns to become smoother and more predictable.”

The Company is unable to present a reconciliation of estimated Adjusted EBITDA to net profit as it is unable to predict with reasonable certainty, and without unreasonable effort, the impact and timing of certain expenses on net profit. The financial impact of these expenses is uncertain and is dependent on various factors, including timing, and could be material to consolidated statements of profit or loss and other comprehensive income (loss).

Summary of Financial Results1

(in millions of U.S. dollars, rounded, except per share amounts and margins)

	For the Year Ended December 31,		For the Three Months Ended December 31,
	2025	2024	2025	2024
	(Audited)	(Audited)	(Unaudited)	(Unaudited)

Revenue	40.7	31.8	11.8	7.4
Gross profit	23.8	23.9	6.4	5.3
Gross margin (in percentage)	58.5%	75.1%	53.8%	72.4%
Non-IFRS gross margin (in percentage)	60.4%	77.0%	57.1%	74.3%
Total operating expenses	23.6	17.2	6.4	5.0
Financial income, net	1.3	0.3	0.3	0.2
Tax expense	0.5	1.2	0.1	0.1
Net profit	1.0	5.8	0.2	0.4
Adjusted EBITDA	4.4	9.4	1.0	1.5
Basic earnings per American Depository Share (“ADS”) (in U.S. dollars)	$0.14	$0.87	$0.03	$0.06
Non-IFRS basic earnings per ADS (in U.S. dollars)[2]	$0.65	$1.26	$0.15	$0.20
Cash, cash equivalents and debt investments (including accrued interest)[3]	22.5	25.0	22.5	25.0
Shareholders’ equity[3]	32.1	26.4	32.1	26.4

[1]	The table below contains certain non-IFRS financial measures. See “Use of Non-IFRS Financial Results” for additional information regarding these measures and reconciliations to the most comparable IFRS measures.
[2]	Non-IFRS basic earnings per ADS is calculated by dividing non-IFRS net profit by the same number of ADSs used for the IFRS Basic earnings per ADS calculation.
[3]	As of the last day of the period.

Fourth Quarter and Full Year 2025 Financial Analysis

●	Revenue in the fourth quarter of 2025 totalled $11.8 million (a 60.0% increase compared to $7.4 million in the fourth quarter of 2024), and $40.7 million for the full year 2025 (a 28.1% increase compared to $31.8 million in 2024). The growth was driven mainly by strong demand for the Company’s services by a large-scale customer building foundational AI models, as well as increased sales of new products.

●	Cost of revenue in the fourth quarter of 2025 was $5.5 million (fourth quarter of 2024: $2.0 million) and $16.9 million for the full year 2025 (2024: $7.9 million). This increase was primarily driven by the Company’s engagement with a large-scale AI customer, which requires data gathering at a significantly larger scale, in turn necessitating a larger volume of servers as well as a stronger and higher-quality infrastructure. Additionally, cost of revenue was impacted by initial new product sales, which triggered related third-party costs, and these particular third-party costs are expected to decrease in the near-term.

●	Gross profit in the fourth quarter of 2025 amounted to $6.4 million (fourth quarter of 2024: $5.3 million), and $23.8 million for the full year 2025 (2024: $23.9 million).

●	Operating expenses in the fourth quarter of 2025 totalled $6.4 million (fourth quarter of 2024: $5.0 million), and $23.6 million for the full year 2025 (2024: $17.2 million). This increase resulted from higher revenues and operations, primarily attributed to research and development expenses and, to a lesser extent, to sales and marketing expenses. It is noted that this increase is a key part of Alarum’s strategy to invest in its infrastructure and capacity, which are intended to position the Company to capture significant long-term growth as demand for high-quality AI training data continues to expand.

●	Financial income, net, in the fourth quarter of 2025 was $0.3 million (fourth quarter of 2024: $0.2 million), and $1.3 million for the full year 2025 (2024: $0.3 million). This increase was primarily driven by exchange rate gains due to a weaker U.S. dollar against the Israeli shekel, as well as higher interest income from cash and debt investments, and lower interest expense following the reduction of the Company’s long-term loan balance.

●	Net profit in the fourth quarter of 2025 was $0.2 million (fourth quarter of 2024: $0.4 million), and $1.0 million for the full year 2025 (2024: $5.8 million).

●	As of December 31, 2025, shareholders’ equity increased to $32.1 million, up from $26.4 million as of December 31, 2024. The increase is mainly due to share-based compensation recorded during 2025, as well as the equity settlement of a long-term loan and the Company’s net profit.

●	Total cash, cash equivalents and debt investments as of December 31, 2025, was $22.5 million, compared to $25.0 million as of December 31, 2024.

●	Outstanding ordinary share count as of December 31, 2025, was approximately 71.8 million shares, representing 7.2 million Nasdaq-listed ADSs.

Fourth Quarter and Full Year 2025 Financial Results Conference Call

Mr. Shachar Daniel, Chief Executive Officer of Alarum, and Mr. Shai Avnit, Chief Financial Officer of Alarum, will host a conference call today, March 19, 2026, at 08:30 a.m. ET, 05:30 a.m. Pacific time, 14:30 p.m. Israel, to discuss the fourth quarter and whole year 2025 results and financial outlook, followed by a Q&A session.

To attend, log in here: https://viavid.webcasts.com/starthere.jsp?ei=1754185&tp_key=14214fb804

Alternatively, dial one of the following numbers, a few minutes before the call starts:

1-877-407-0789 or 1-201-689-8562.

If you are unable to connect using the toll-free number, please try the international dial-in number. An Israeli toll-free number is: 1 809 406 247. Participants will be required to state their name and company upon dialling in.

A replay of the call will be available a few hours following the call. To access the replay, visit the Company’s website at http://alarum.io/events/.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Alarum is using forward-looking statements in this press release when it discusses the continued development and expansion of the global AI ecosystem and related demand for large-scale public web data, the significant increase in data workloads across the Company’s platform and the evolving needs of AI developers, that the demand patterns can fluctuate in the near term, the Company’s focus and ongoing evolution from a proxy-focused offering into a broader portfolio of data infrastructure solutions, including Website Unblocker, SERP solutions and large-scale datasets, the Company’s strategy of investing in infrastructure, product capabilities and enterprise relationships as part of its platform-building phase to strengthen its long-term positioning within the AI data infrastructure market, significant shift in market verticals, its efforts to scale its organization and operations to support enterprise customers and long-term growth, its expectations regarding operating expenses and its estimates regarding first quarter 2026 revenues and Adjusted EBITDA. Because such statements deal with future events and are based on Alarum’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of Alarum could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Alarum’s annual report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on March 20, 2025, and in any subsequent filings with the SEC. Except as otherwise required by law, Alarum undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Alarum is not responsible for the contents of third-party websites.

Condensed Consolidated Statements of Financial Position

(in thousands of U.S. dollars)

	December 31,
	2025	2024
	(Audited)
Assets
Current assets:
Cash and cash equivalents	12,267	15,081
Trade receivables, net	11,796	3,231
Other receivables	1,271	503
	25,334	18,815
Non-current assets:
Long-term deposits and restricted deposits	400	124
Other non-current assets	82	82
Property and equipment, net	190	130
Right-of-use assets	2,750	498
Deferred tax assets	866	422
Debt investments at fair value through other comprehensive income	9,496	9,256
Debt investments at fair value through profit or loss	592	555
Intangible assets, net	2,064	811
Goodwill	4,118	4,118
Total non-current assets	20,558	15,996
Total assets	45,892	34,811

Liabilities and equity
Current liabilities:
Trade payables	427	251
Other payables	7,930	4,484
Current maturities of long-term loan	-	938
Contract liabilities	2,431	1,987
Derivative financial instruments	-	148
Short-term lease liabilities	692	359
Total current liabilities	11,480	8,167

Non-current liabilities:
Other non-current liability	375	-
Long-term lease liabilities	1,947	261
Long-term loans, net of current maturities	-	32
Total non-current liabilities	2,322	293
Total liabilities	13,802	8,460

Equity:
Ordinary shares	-	-
Share premium	114,792	111,892
Other equity reserves	12,888	11,012
Accumulated deficit	(95,590)	(96,553)
Total equity	32,090	26,351
Total liabilities and equity	45,892	34,811

Condensed Consolidated Statements of Profit or Loss and Other Comprehensive Income (Loss)

(in thousands of U.S. dollars, except per share amounts)

	For the Full Year Ended December 31,		For the Three Months Ended December 31,
	2025	2024	2025	2024
	(Audited)	(Audited)	(Unaudited)	(Unaudited)
Revenue	40,755	31,824	11,820	7,370
Cost of revenue	16,916	7,915	5,455	2,032
Gross profit	23,839	23,909	6,365	5,338

Operating expenses:
Research and development	7,526	4,495	1,862	1,210
Sales and marketing	9,129	7,033	2,378	1,988
General and administrative	6,977	5,661	2,094	1,749
Total operating expenses	23,632	17,189	6,334	4,947
Operating profit	207	6,720	31	391
Financial income, net	1,266	281	267	163
Profit from operations before income tax	1,473	7,001	298	554
Tax expense	510	1,221	83	112
Net profit for the period	963	5,780	215	442
Other comprehensive income (loss) for the period
Change in fair value of debt investments	206	(80)	(12)	(80)
Total comprehensive income for the period	1,169	5,700	203	362

Basic profit per share	$0.01	$0.09	$0.00	$0.01
Diluted profit per share	$0.01	$0.08	$0.00	$0.01
Basic profit per ADS	$0.14	$0.87	$0.03	$0.06

Use of Non-IFRS Financial Results

In addition to disclosing financial results calculated in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board, this press release contains non-IFRS financial measures of EBITDA (EBITDA loss), Adjusted EBITDA (Adjusted EBITDA loss), non-IFRS net profit (loss), non-IFRS gross profit, non-IFRS gross margin and non-IFRS basic earnings (loss) per share or ADS for the periods presented. The Company defines EBITDA (EBITDA loss) as net profit (loss) before depreciation, amortization and impairment of intangible assets (if any), financial income (expense) and income tax; defines Adjusted EBITDA (Adjusted EBITDA loss) as EBITDA (EBITDA loss) as further adjusted to remove the impact of (i) impairment of goodwill (if any); and (ii) share-based compensation; defines non-IFRS net profit (loss) as net profit (loss) before depreciation, amortization and impairment of intangible assets (if any), impairment of goodwill (if any), financial income (expense) effects primarily related to derivative financial instruments as well as long-term loans, deferred tax effects and share-based compensation; defines non-IFRS gross profit as gross profit adjusted to remove the impact of depreciation, amortization and impairment of intangible assets and share-based compensation recorded under cost of revenues; defines non-IFRS gross margin as the percentage of the non-IFRS gross profit out of revenues; and defines non-IFRS basic earnings (loss) per share or ADS as non-IFRS net profit (loss) divided by the weighted average number of ordinary shares or ADSs.

The Company believes the non-IFRS financial information provided in this annual report on Form 20-F is useful to investors’ understanding and assessment of the Company’s ongoing operations. Management also uses both IFRS and non-IFRS information in evaluating and operating its business internally, and as such, deemed it important to provide this information to investors. The Company believes excluding items that neither relate to the ordinary course of business nor reflect our underlying business performance, enables management and our investors to compare our underlying business performance from period-to-period. In addition, The Company also believes these adjustments enhance comparability of our financial performance against those of other technology companies.

For example, The Company excludes amortization charges for our acquisition-related intangible assets for purposes of calculating certain non-IFRS measures, although revenue is generated, in part, by these intangible assets, to eliminate the impact of these non-cash charges that are inconsistent in size and are significantly impacted by the timing and valuation of our acquisitions. Also, The Company believes that the exclusion of share-based compensation expense is appropriate because it eliminates the impact of non-cash expenses for equity-based compensation costs that are based upon valuation methodologies and assumptions that vary over time, and the amount of the expense can vary significantly between companies due to factors that are unrelated to their core operating performance and that can be outside of their control. Although The Company excludes share-based compensation expenses from our non-IFRS measures, equity compensation has been, and will continue to be, an important part of our future compensation strategy and a significant component of our future expenses, and may increase in future periods

The non-IFRS financial measures disclosed by the Company should not be considered in isolation, or as a substitute for, or superior to, financial measures calculated in accordance with IFRS, and the financial results calculated in accordance with IFRS and reconciliations to those financial statements should be carefully evaluated. Investors are encouraged to review the reconciliations of these non-IFRS measures to their most directly comparable IFRS financial measures provided in the financial statement tables herein.

Other Metrics

NRR is a key indicator of customer base health and revenue expansion. It is based on NRR point in time, which measures the revenue growth of current customers over the past four quarters, compared to the revenue generated from these customers during the same period a year earlier.

NRR is calculated as an average of the NRR points in time for the end of the current period and the three preceding quarters.

NRR > 1 (or 100%): Indicates revenue growth driven by existing customers, where upsells and cross-sells outweigh churn.

NRR < 1 (or 100%): Shows revenue loss due to churn exceeding gains from upsells or cross-sells.

Non-IFRS Financial Measures
(in millions of U.S. dollars, unaudited, rounded)

The following tables present the reconciled effect of the above on the Company’s Adjusted EBITDA; non-IFRS net profit; and non-IFRS gross profit for the year and three months ended December 31, 2025 and 2024, and the year ended December 31, 2025 and 2024:

	For the Year Ended December 31,		For the Three Months Ended December 31,
	2025	2024	2025	2024
Adjusted EBITDA
Net profit for the period	1.0	5.8	0.2	0.4
Adjustments:
Depreciation and amortization	0.7	0.6	0.3	0.2
Financial income, net	(1.3)	(0.4)	(0.3)	(0.1)
Tax expense	0.5	1.4	0.1	0.1
EBITDA	0.9	7.4	0.3	0.6
Adjustments:
Share-based compensation	3.5	2.0	0.7	0.9
Adjusted EBITDA for the period	4.4	9.4	1.0	1.5

	For the Year Ended December 31,		For the Three Months Ended December 31,
	2025	2024	2025	2024
Non-IFRS net profit
Net profit for the period	1.0	5.8	0.2	0.4
Adjustments:
Depreciation and amortization	0.7	0.6	0.3	0.2
Financial expense (income), net effects	(0.1)	0.1	-	(*	)
Deferred tax effects	(0.5)	(0.1)	(0.1)	(0.1)
Share-based compensation	3.5	2.0	0.7	0.9
Non-IFRS net profit for the period	4.6	8.4	1.1	1.4

* Less than $0.1 million

	For the Year Ended December 31,		For the Three Months Ended December 31,
	2025	2024	2025	2024
Non-IFRS gross profit
Gross profit for the period	23.8	23.9	6.4	5.3
Adjustments:
Depreciation and amortization	0.7	0.6	0.3	0.2
Share-based compensation	0.1	*	0.1	*
Non-IFRS gross profit for the period	24.6	24.5	6.8	5.5

* Less than $0.1 million

About Alarum Technologies Ltd.

Alarum Technologies Ltd. (Nasdaq, TASE: ALAR) is a global provider of web data collection solutions, empowering organizations to gain a competitive edge by streamlining the collection, extraction, and analysis of large-scale structured data from public online sources. Our data collection solutions by NetNut, are based on our world’s fastest and most advanced and secured hybrid proxy network, which comprises both exit points based on our proprietary reflection technology and hundreds of servers located at our ISP partners around the world. Pushing the boundaries of innovation in data collection, we are building a robust platform, complemented by the Website Unblocker, Data Collector, Data Sets and AI data collector. As the impact of the AI revolution unfolds, Alarum, with its robust market-leading data collection offerings is preparing itself to play a meaningful role as the world reshapes in a new form.

For more information about Alarum and its web data collection solutions, please visit www.alarum.io.

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investors@alarum.io